UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Dated April 4, 2013

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____.

This Report on Form 6-K contains the following:-

1.                                    A news release dated 5 March 2013 entitled ‘VODAFONE AND TOWERS WATSON LAUNCH TELEMATICS USAGE-BASED INSURANCE SERVICES AS FIRST CUSTOMER SIGNS UP’

2.                                    A news release dated 8 March 2013 entitled ‘VODAFONE TO MOBILISE NEW ZEALAND POLICE WITH SMART TECHNOLOGY’

3.                                    A news release dated 13 March 2013 entitled ‘VODAFONE AND ORANGE TO CO-INVEST IN FIBRE TO THE HOME IN SPAIN’

4.                                    A news release dated 14 March 2013 entitled ‘VODAFONE CONCLUDES GLOBAL SPONSORSHIP REVIEW’

5.                                    A news release dated 21 March 2013 entitled ‘VODAFONE AND POLKOMTEL ANNOUNCE PARTNER MARKET AGREEMENT IN POLAND’

6.                                    Stock Exchange Announcement dated 4 March 2013 entitled ‘Transaction in Own Securities’

7.                                    Stock Exchange Announcement dated 5 March 2013 entitled ‘Transaction in Own Securities’

8.                                    Stock Exchange Announcement dated 6 March 2013 entitled ‘Transaction in Own Securities’

9.                                    Stock Exchange Announcement dated 13 March 2013 entitled ‘Transaction in Own Securities’

10.                            Stock Exchange Announcement dated 13 March 2013 entitled ‘Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons’

11.                            Stock Exchange Announcement dated 14 March 2013 entitled ‘Transaction in Own Securities

12.                            Stock Exchange Announcement dated 15 March 2013 entitled ‘Transaction in Own Securities’

13.                            Stock Exchange Announcement dated 18 March 2013 entitled ‘Transaction in Own Securities’

14.                            Stock Exchange Announcement dated 19 March 2013 entitled ‘Transaction in Own Securities’

15.                            Stock Exchange Announcement dated 20 March 2013 entitled ‘Transaction in Own Securities’

16.                            Stock Exchange Announcement dated 21 March 2013 entitled ‘Transaction in Own Securities’

17.                            Stock Exchange Announcement dated 22 March 2013 entitled ‘Transaction in Own Securities’

18.                            Stock Exchange Announcement dated 25 March 2013 entitled ‘Transaction in Own Securities’

19.                            Stock Exchange Announcement dated 26 March 2013 entitled ‘Transaction in Own Securities’

20.                            Stock Exchange Announcement dated 27 March 2013 entitled ‘Transaction in Own Securities’

21.                            Stock Exchange Announcement dated 28 March 2013 entitled ‘Transaction in Own Securities - Voting Rights and Capital’

22.                            Stock Exchange Announcement dated 2 April 2013 entitled ‘Transaction in Own Securities – Voting Rights and Capital’

5 March 2013

VODAFONE AND TOWERS WATSON LAUNCH TELEMATICS USAGE-BASED INSURANCE SERVICE AS FIRST CUSTOMER SIGNS UP

Vodafone and Towers Watson, the global professional services company, are moving forward with a strategic alliance to fast-track the development and introduction of telematics usage-based insurance offerings for motor insurance companies operating outside of North America.

At the launch of the service this week, Vodafone and Towers Watson confirmed that UK insurance company AIG Europe Limited, part of the international group AIG, has signed up to run a pilot.

The combination of Vodafone Vehicle Connect, the company’s telematics proposition, and Towers Watson’s ‘DriveAbility’ programme, will accelerate the pace at which insurers can get new services to market, and at a competitive cost.

With the customer’s prior consent, the solution enables insurers to gather detailed per-second interval data on driving performance, and to offer customers optional value-added services which could in future include automated emergency calls and the tracking of stolen vehicles. Insurers will be able to choose from a range of data collection devices. The service will combine the granular driving data with external information, such as traffic patterns and weather data, to enhance the accuracy and value of the vehicle score.

The majority of solutions are expected to be made available to customers on a self-install basis, including options for insurers to offer ‘try before you buy’ applications on smartphones. In countries where self-installation is not yet practical, assisted installation will also be available. User support, including recommendations for improving driving safety, is being offered through existing insurance call centres, smartphones and a dedicated website.

“Launching and maintaining successful telematics motor insurance products involves more than simply sourcing a device and considering basic driving events,” cautions Duncan Anderson, global head of pricing and product management at Towers Watson. “From our experience of doing work for clients in the United States, we know that analysing granular data allows a much deeper understanding of the context of driving behaviours, which gives a much greater understanding of the likelihood of claims.  Indeed we have found that our scores can differentiate loss ratio by over a factor of 10 from the best 10% of business to the worst 10%.”

Erik Brenneis, Director of M2M, Vodafone, said: “With the global reach of Vodafone and Towers Watson, customers can enjoy a consistent delivery and support model throughout many countries.”

In recent months, an increasing number of insurers have signalled their ambitions in the telematics market. Consumer interest across Europe has been boosted by the EU gender regulation and the potential for telematics to help improve driving habits and road safety. Ultimately this could lead to cheaper car insurance for a large number of people.

- ends -

For further information:

Vodafone Group

Media Relations

Tel:  +44 (0) 1635 664444

www.vodafone.com/media

Towers Watson

Graham Whitehead +44 (0) 1737 274540

Mobile: +44 (0)7827 953969

graham.whitehead@towerswatson.com

About Vodafone

Vodafone is one of the world’s largest mobile communications companies by revenue with approximately 403 million customers in its controlled and jointly controlled markets as of 31 December 2012. Vodafone currently has equity interests in over 30 countries across five continents and more than 50 partner networks worldwide. For more information, please visit: www.vodafone.com

About Vodafone Machine to Machine communications

Vodafone Machine-to-Machine (M2M) connects previously isolated machines or devices to the internet, delivering new functionality and enhanced services without the need for human intervention. Supported by over 20 years’ experience and 250 dedicated staff, Vodafone’s global M2M platform makes it easy for global businesses to centrally manage M2M deployments across multiple territories, with greater control and at a lower cost than previously possible.  http://m2m.vodafone.com/home/

About Towers Watson

Towers Watson (NYSE, NASDAQ: TW) is a leading global professional services company that helps organisations improve performance through effective people, risk and financial management. The company offers solutions in the areas of employee benefits, talent management, rewards, and risk and capital management. Towers Watson has 14,000 associates around the world and is located on the web at www.towerswatson.com

‘DriveAbility’ packages a range of services, including strategy, device selection, analytics and pooled or individual pilot arrangements that support insurers to create telematics products. The programme was initially launched in the U.S. and currently has several companies participating in the pilot phase.

8 March 2013

VODAFONE TO MOBILISE NEW ZEALAND POLICE WITH SMART TECHNOLOGY

•                 30 minute productivity gain per shift with smart devices

•                 Equates to 520,000 hours each year - the equivalent of 345 frontline officers

Vodafone has announced that New Zealand Police has chosen Vodafone New Zealand as its partner for mobile communications in a 10 year fully outsourced deal.

From April this year, Vodafone New Zealand will deliver customised mobile services and smartphones to NZ Police, enabling more than 6,000 frontline response, investigation and community Police officers to securely access information about suspects, vehicles and locations while on the move. Almost 4,000 of these officers who need to undertake more complex data entry as part of their job will also be provided with a tablet.

Use of the devices will mean frontline staff gain 30 minutes productivity per shift, which equates to approximately 520,000 hours each year - the equivalent of about 345 frontline officers. The expected time savings of 30 minutes per officer per shift will be reinvested into preventative policing activities.

The initial cost of the rollout is NZ$4.3 million. Over the next 10 years, New Zealand Police will spend NZ$159 million in operating expenditure to fund the technology rollout. Over the same period, the move is expected to provide New Zealand Police with productivity benefits of NZ$304.8 million. These benefits were identified by New Zealand Police during an 11-month trial involving more than 100 frontline officers in four Police districts.

New Zealand Police Commissioner Peter Marshall said: “We believe greater use of modern technology is the way of the future; it’s common sense, and will ensure officers can remain on the frontline rather than returning to stations to complete paperwork.”

Vodafone New Zealand CEO Russell Stanners said: “We are pleased to be partnering with New Zealand Police to help them realise their mobility goals. Vodafone invests over $100 million a year in our network in New Zealand and this year’s investment programme, focused on delivering speeds up to twice as fast through 42Mb/s technology, means our customers – including Police – can do what they need to do, faster with the latest technology. This will deliver an outcome that directly benefits the security and safety of New Zealand communities.”

- ends -

For further information:

Vodafone Group

Media Relations

+44 (0) 1635 664444

New Zealand Police

Blair McLaren, Communications Manager

+64 4470 7201

Blair.McLaren@Police.Govt.NZ

Notes to editor:

New Zealand Police media release: http://www.police.govt.nz/news/release/34258.html

About Vodafone

Vodafone is one of the world’s largest mobile communications companies by revenue with approximately 403 million customers in its controlled and jointly controlled markets as of 31 December 2012. Vodafone currently has equity interests in over 30 countries across five continents and more than 50 partner networks worldwide. For more information, please visit: www.vodafone.com

13 March 2013

VODAFONE AND ORANGE TO CO-INVEST IN FIBRE TO THE HOME IN SPAIN

Vodafone Spain announces today that it has signed an agreement with Orange to co-invest in fibre to the home deployment in Spain, with the intention to reach 6 million households and workplaces across 50 major cities by September 2017.

Under the terms of the agreement, Vodafone and Orange will each deploy street-level fibre (“horizontal” infrastructure) in complementary geographies. The fibre will be owned independently but will share the same technical specifications to ensure compatibility as a single network, and each partner will have guaranteed access to the whole infrastructure.

The companies will also each deploy their own in-building fibre (“vertical” infrastructure), guaranteeing access to each other, and will together request access to any third party vertical infrastructure.

Vodafone and Orange will provide Spanish consumers with a world-class fibre to the home network, commercially available from January 2014, reaching:

•                 800,000 households and workplaces by March 2014;

•                 3 million households and workplaces by September 2015; and

•                 6 million households and workplaces by 2017 – a residential penetration level of around 40%.

The combined capital expenditure required to reach 6 million households and workplaces is expected to reach €1 billion. Vodafone and Orange believe the agreement will increase fibre deployment efficiencies and maximise returns on investment for both operators. The agreement is also open to third parties willing to co-invest.

The companies will work with regulators to ensure:

•                 Sharing of vertical infrastructure at prices based on actual cost;

•                 Effective access to Telefónica’s ducts to facilitate rapid mass deployment of horizontal infrastructure; and

•                 Measures to obtain necessary administrative permits in a timely manner.

Vodafone Chief Executive for the Southern Europe region, Paolo Bertoluzzo, said: “I am delighted to announce our plans to work with Orange to deploy fibre networks across Spain. This agreement demonstrates Vodafone’s commitment to provide high-speed unified communications services to our customers coupled with our willingness to invest when there are positive returns.”

- ends -

For further information:

Vodafone Group

Investor Relations	Media Relations
Tel: +44 (0) 7919 990 230	Tel: +44 (0) 1635 664444

About Vodafone

Vodafone is one of the world’s largest mobile communications companies by revenue with approximately 403 million customers in its controlled and jointly controlled markets as of 31 December 2012. Vodafone currently has equity interests in over 30 countries across five continents and more than 50 partner networks worldwide. For more information, please visit www.vodafone.com.

14 March 2013

VODAFONE CONCLUDES GLOBAL SPONSORSHIP REVIEW

Vodafone today announced it has concluded a review of its global sponsorship strategy. Key observations from that review include:

•	ubiquitous (90%+) awareness of the Vodafone brand in all markets where the company operates, with industry-leading brand attraction levels;

•	changes in customer engagement preferences as the mobile industry continues to evolve with increasingly sophisticated products and services; and

•	scope to increase investment in a range of new customer engagement platforms, including digital.

In light of these factors, Vodafone intends to transform its local and global sponsorship strategy to deliver an enhanced approach to customer engagement, founded on a new, Vodafone-owned marketing platform, to be developed and implemented throughout 2013.

Vodafone Group Chief Commercial Officer Morten Lundal said: “We’ve achieved very high levels of recognition and awareness for the Vodafone brand, supported by our investments in sponsorship. We now want to focus on our own marketing engagement platform to showcase the key attributes of our brand directly to our customers, using digital interactions and live events in ways that are both locally relevant and globally consistent.”

As part of this evolution, Vodafone will end its engagement with McLaren after the conclusion of the 2013 season. Morten Lundal continued: “We have been very happy with our engagement with McLaren. Our relationship has been a key ingredient in bringing the Vodafone brand to where it is today. However, our brand is evolving, and we’ve concluded we will have less of a need for this kind of exposure in future. We now look forward to further success and brand engagement with McLaren in 2013.”

- ends -

For further information:

Vodafone Group

Media Relations

Tel: +44 (0) 1635 664444

About Vodafone

Vodafone is one of the world’s largest mobile communications companies by revenue with approximately 403 million customers in its controlled and jointly controlled markets as of 31 December 2012. Vodafone currently has equity interests in over 30 countries across five continents and more than 50 partner networks worldwide. For more information, please visit: www.vodafone.com

21 March 2013

VODAFONE AND POLKOMTEL ANNOUNCE PARTNER MARKET AGREEMENT IN POLAND

Vodafone Group Plc (“Vodafone”) and Polkomtel Sp. z o.o. (“Polkomtel”) today jointly announced the formation of a new Partner Market agreement in Poland.

Under the non-equity partnership agreement, Vodafone’s multinational customers will benefit from the addition of Poland to their existing contracts for international managed services, while continuing to be serviced via a single point of contact. Polkomtel will benefit from access to Vodafone best practice and to joint products and services for business and consumer customers.

Polkomtel has a customer base of approximately 14 million and provides services in Poland under the Plus brand. Vodafone’s operations in the region include the Czech Republic, Germany, Hungary and Romania. Vodafone’s Partner Market agreements in the region include Austria, Estonia, Latvia, Lithuania, Russia and Ukraine. Vodafone disposed of a minority stake of 24.4% in Polkomtel in 2011 as part of its strategy to realise value from its non-controlled assets.

Ravinder Takkar, CEO, Vodafone Partner Markets, commented: “Our agreement with Polkomtel provides an opportunity for Vodafone to strengthen further its presence in Eastern Europe. We are delighted to renew our relationship with Polkomtel through our successful Partner Market community, which includes more than 50 markets worldwide.”

Zygmunt Solorz-Żak, President of the Management Board of Polkomtel Sp. z o.o, said: “This agreement is good news for our customers and it is another important step for Polkomtel to offer more than our competitors. I am confident that the cooperation will result in numerous interesting business projects which will offer benefits to both our existing and new customers.”

- ends -

Notes to editors:

Media release announcing the disposal of Vodafone’s stake in Polkomtel in 2011:

http://www.vodafone.com/content/index/media/group_press_releases/2011/polkomtel_sale.html

For further information:

Vodafone Group

Group Media	Investor Relations
+44 (0) 1635 664444	+44 (0) 7919 990230
www.vodafone.com/media	www.vodafone.com/investor

Polkomtel

Corporate Communications Team

+48 601130989

pr@plus.pl

About Vodafone

Vodafone is one of the world’s largest mobile communications companies by revenue with approximately 403 million customers in its controlled and jointly controlled markets as of 31 December 2012. Vodafone currently has equity interests in over 30 countries across five continents and more than 50 partner networks worldwide. For more information, please visit www.vodafone.com

About Polkomtel

Polkomtel Sp. z o.o. is one of the largest mobile telecommunications network operators in Poland, providing its services under Plus brand. Polkomtel currently serves nearly 14 million subscribers, focusing mainly on contract segment where it holds the leading position with a market share of approximately 30%. Since the beginning of its operations Polkomtel has been the pioneer in implementing latest technological and data communication solutions in the Polish market. Based on cooperation with Midas Group, Polkomtel is the only Polish mobile network operator providing ultrafast internet access based on LTE technology. For more information, please visit www.polkomtel.com.pl

4 March 2013

RNS:  0841Z

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange from Barclays Capital Securities Limited.

Ordinary Shares

Date of purchase:	1 March 2013
Number of ordinary shares purchased:	750,000
Price per share:	166.9563p

Vodafone intends to hold the purchased shares in treasury.

Since 10 December 2012, Vodafone has purchased 254,400,720 shares at a cost (including dealing and associated costs) of £416,930,868.

Following the above transaction, Vodafone holds 4,887,660,887 of its ordinary shares in treasury and has 48,932,595,022 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

5 March 2013

RNS:  1939Z

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange from Barclays Capital Securities Limited.

Ordinary Shares

Date of purchase:	4 March 2013
Number of ordinary shares purchased:	750,000
Price per share:	168.4912p

Vodafone intends to hold the purchased shares in treasury.

Since 10 December 2012, Vodafone has purchased 255,150,720 shares at a cost (including dealing and associated costs) of £418,200,872.

Following the above transaction, Vodafone holds 4,888,152,632 of its ordinary shares in treasury and has 48,932,103,277 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

6 March 2013

RNS:  3132Z

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange from Barclays Capital Securities Limited.

Ordinary Shares

Date of purchase:	5 March 2013
Number of ordinary shares purchased:	750,000
Price per share:	167.619p

Vodafone intends to hold the purchased shares in treasury.

Since 10 December 2012, Vodafone has purchased 255,900,720 shares at a cost (including dealing and associated costs) of £419,464,301.

Following the above transaction, Vodafone holds 4,888,887,029 of its ordinary shares in treasury and has 48,931,368,880 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

13 March 2013

RNS:  8510Z

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange from Barclays Capital Securities Limited.

Ordinary Shares

Date of purchase:	12 March 2013
Number of ordinary shares purchased:	1,000,000
Price per share:	185.16p

Vodafone intends to hold the purchased shares in treasury.

Since 10 December 2012, Vodafone has purchased 256,900,720 shares at a cost (including dealing and associated costs) of £421,325,160.

Following the above transaction, Vodafone holds 4,888,196,556 of its ordinary shares in treasury and has 48,932,059,393 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

13 March 2013

RNS: 9250Z

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Vodafone Group Plc (“the Company”)

In accordance with Disclosure and Transparency Rule 3.1.4R(1), the Company gives notice that it was advised on 13 March 2013 by Computershare Trustees Limited that on 12 March 2013 the following director and persons discharging managerial responsibility acquired an interest in the following number of ordinary shares of US$0.11 3/7 each in the Company at the price of 185.4p per share pursuant to the rules of the Vodafone Share Incentive Plan:

Andrew Halford*	134
Matthew Kirk	134
Ronald Schellekens	134

* Denotes Director of the Company

14 March 2013

RNS:  9569Z

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange from Barclays Capital Securities Limited.

Ordinary Shares

Date of purchase:	13 March 2013
Number of ordinary shares purchased:	1,250,000
Price per share:	182.626p

Vodafone intends to hold the purchased shares in treasury.

Since 10 December 2012, Vodafone has purchased 258,150,720 shares at a cost (including dealing and associated costs) of £423,619,400.

Following the above transaction, Vodafone holds 4,889,176,863 of its ordinary shares in treasury and has 48,931,145,446 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

15 March 2013

RNS:  0627A

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange from Barclays Capital Securities Limited.

Ordinary Shares

Date of purchase:	14 March 2013
Number of ordinary shares purchased:	750,000
Price per share:	183.7977p

Vodafone intends to hold the purchased shares in treasury.

Since 10 December 2012, Vodafone has purchased 258,900,720 shares at a cost (including dealing and associated costs) of £425,004,776.

Following the above transaction, Vodafone holds 4,889,926,863 of its ordinary shares in treasury and has 48,930,395,446 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

18 March 2013

RNS:  1767A

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange from Barclays Capital Securities Limited.

Ordinary Shares

Date of purchase:	15 March 2013
Number of ordinary shares purchased:	1,000,000
Price per share:	183.6359p

Vodafone intends to hold the purchased shares in treasury.

Since 10 December 2012, Vodafone has purchased 259,900,720 shares at a cost (including dealing and associated costs) of £426,850,318.

Following the above transaction, Vodafone holds 4,890,506,097 of its ordinary shares in treasury and has 48,929,816,212 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

19 March 2013

RNS:  2833A

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange from Barclays Capital Securities Limited.

Ordinary Shares

Date of purchase:	18 March 2013
Number of ordinary shares purchased:	750,000
Price per share:	184.0013p

Vodafone intends to hold the purchased shares in treasury.

Since 10 December 2012, Vodafone has purchased 260,650,720 shares at a cost (including dealing and associated costs) of £428,237,229.

Following the above transaction, Vodafone holds 4,891,254,854 of its ordinary shares in treasury and has 48,929,067,455 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

20 March 2013

RNS:  3872A

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange from Barclays Capital Securities Limited.

Ordinary Shares

Date of purchase:	19 March 2013
Number of ordinary shares purchased:	1,000,000
Price per share:	187.7792p

Vodafone intends to hold the purchased shares in treasury.

Since 10 December 2012, Vodafone has purchased 261,650,720 shares at a cost (including dealing and associated costs) of £430,124,411.

Following the above transaction, Vodafone holds 4,891,985,299 of its ordinary shares in treasury and has 48,928,337,010 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

21 March 2013

RNS:  5031A

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange from Barclays Capital Securities Limited.

Ordinary Shares

Date of purchase:	20 March 2013
Number of ordinary shares purchased:	1,500,000
Price per share:	186.1514p

Vodafone intends to hold the purchased shares in treasury.

Since 10 December 2012, Vodafone has purchased 263,150,720 shares at a cost (including dealing and associated costs) of £432,930,644.

Following the above transaction, Vodafone holds 4,893,485,299 of its ordinary shares in treasury and has 48,926,837,010 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

22 March 2013

RNS:  6034A

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange from Barclays Capital Securities Limited.

Ordinary Shares

Date of purchase:	21 March 2013
Number of ordinary shares purchased:	1,500,000
Price per share:	183.3245p

Vodafone intends to hold the purchased shares in treasury.

Since 10 December 2012, Vodafone has purchased 264,650,720 shares at a cost (including dealing and associated costs) of £435,694,262.

Following the above transaction, Vodafone holds 4,894,985,299 of its ordinary shares in treasury and has 48,925,401,010 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

25 March 2013

RNS:  7211A

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange from Barclays Capital Securities Limited.

Ordinary Shares

Date of purchase:	22 March 2013
Number of ordinary shares purchased:	1,500,000
Price per share:	184.0682p

Vodafone intends to hold the purchased shares in treasury.

Since 10 December 2012, Vodafone has purchased 266,150,720 shares at a cost (including dealing and associated costs) of £438,469,091.

Following the above transaction, Vodafone holds 4,896,485,299 of its ordinary shares in treasury and has 48,923,901,010 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

26 March 2013

RNS:  8312A

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange from Barclays Capital Securities Limited.

Ordinary Shares

Date of purchase:	25 March 2013
Number of ordinary shares purchased:	1,000,000
Price per share:	188.3257p

Vodafone intends to hold the purchased shares in treasury.

Since 10 December 2012, Vodafone has purchased 267,150,720 shares at a cost (including dealing and associated costs) of £440,361,766.

Following the above transaction, Vodafone holds 4,897,485,299 of its ordinary shares in treasury and has 48,922,901,010 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

27 March 2013

RNS:  9438A

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange from Barclays Capital Securities Limited.

Ordinary Shares

Date of purchase:	26 March 2013
Number of ordinary shares purchased:	1,500,000
Price per share:	187.2013p

Vodafone intends to hold the purchased shares in treasury.

Since 10 December 2012, Vodafone has purchased 268,650,720 shares at a cost (including dealing and associated costs) of £443,183,826.

Following the above transaction, Vodafone holds 4,898,980,105 of its ordinary shares in treasury and has 48,921,406,204 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

28 March 2013

RNS:  0678B

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES - Voting Rights and Capital

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange from Barclays Capital Securities Limited.

Ordinary Shares

Date of purchase:	27 March 2013
Number of ordinary shares purchased:	1,500,000
Price per share:	185.223p

Vodafone intends to hold the purchased shares in treasury.

Since 10 December 2012, Vodafone has purchased 270,150,720 shares at a cost (including dealing and associated costs) of £445,976,064.

Following the above transaction, as at close of business on 27 March 2013, Vodafone held 4,900,267,844 of its ordinary shares in treasury and had 53,820,386,309 ordinary shares in issue (including treasury shares).  Each such ordinary share has one vote per share.  Vodafone had 48,920,118,465 ordinary shares in issue (excluding treasury shares).

The total number of voting rights in Vodafone is 48,920,118,465.  This figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Vodafone under the FSA’s Disclosure and Transparency Rules.

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

2 April 2013

RNS:  2127B

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES - Voting Rights and Capital

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange from Barclays Capital Securities Limited.

Ordinary Shares

Date of purchase:	28 March 2013
Number of ordinary shares purchased:	1,500,000
Price per share:	186.6298p

Vodafone intends to hold the purchased shares in treasury.

Since 10 December 2012, Vodafone has purchased 271,650,720 shares at a cost (including dealing and associated costs) of £448,789,509.

Following the above transaction, as at close of business on 28 March 2013, Vodafone held 4,901,767,844 of its ordinary shares in treasury and had 53,820,386,309 ordinary shares in issue (including treasury shares).  Each such ordinary share has one vote per share.  Vodafone had 48,918,618,465 ordinary shares in issue (excluding treasury shares).

The total number of voting rights in Vodafone is 48,918,618,465.  This figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Vodafone under the FCA’s Disclosure and Transparency Rules.

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: April 4, 2013	By: /s/ R E S MARTIN
Name: Rosemary E S Martin
Title: Group General Counsel and Company Secretary